

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

J.D. Tarry
Chief Executive Officer
PUBLIC SERVICE COMPANY OF NEW MEXICO
414 Silver Ave. SW
Albuquerque, NM 87102-3289

> **Re: PUBLIC SERVICE COMPANY OF NEW MEXICO**
> **Registration Statement on Form S-3**
> **Filed May 16, 2023**
> **File No. 333-271969**

Dear J.D. Tarry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Leonard D. Sanchez, Esq.